Via Facsimile and U.S. Mail
Mail Stop 6010

June 13, 2008

Mr. Steven Plumb
Chief Financial Officer
Oncolin Therapeutics, Inc.
6750 West Loop South, Suite 790
Bellaire, Texas 77401

Re: Oncolin Therapeutics, Inc.
Item 4.01 Form 8-K
Filed May 27, 2008
File No. 000-50541

Dear Mr. Plumb:

        We have completed our review of your Item 4.01 disclosures as provided in Form 8-K/A filed on June 2, 2008 and have no further comment at this time.

Sincerely,

Kei Ino
Staff Accountant